UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   July 2004            File No.    0-50169

Sovereign Chief Ventures Ltd.

(Name of Registrant)

333 Cedar Street, Suite 300, Abilene Texas 79601

(Address of principal executive offices)

1.

News Release dated July 8, 2004

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Sovereign Chief Ventures Ltd..

(Registrant)

Dated:  July 19, 2004            By:  /s/ Bill O. Wood

                                                          Bill O. Wood, President

SOVEREIGN CHIEF VENTURES LTD.
333 CEDAR STREET, SUITE 300
ABILENE, TEXAS 79601

N E W S   R E L E A S E

Trading Symbols:

     TSX Venture Exchange:

  SCV.TSXV
    OTC PINK SHEETS:          SCVTF

Sovereign appoints Moores to board; Irwin resigns

July 7, 2004 – At the Directors meeting held July 6, 2004, Mr. Gary Moores of Eufaula, Oklahoma was appointed to the board of directors.  Mr. Moores has been in the oil and gas business since 1978 and today owns MV Pipeline, Concorde Resources Corporation and G.M. Oil Properties, Inc.  Presently he operates 150 +/- wells on 25,000 acres, 40 miles of natural gas gathering system and markets the natural gas.  His companies are currently focused on the exploration and development of natural gas coal bed methane in eastern Oklahoma.  Sovereign is looking forward to working with Mr. Moores and gaining the benefits of his many years of oil and gas expertise.  Brian Irwin has resigned from the board of directors but will remain as secretary of the company.

The company has granted options to purchase 300,000 shares at $0.30 per share until July 6, 2009.

Additional information can be obtained at Sovereign's web site www.sChiefv.com

"Bill O. Wood"

Bill O. Wood, President

Telephone:

(325) 676-8500      Facsimile:(325) 676-8106    Email:info@schiefv.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy accuracy of this news release.